May 16, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Jeffrey B. Werbitt, Esq.

    Re: Spartan Stores, Inc.
        Preliminary Schedule 14A filed on April 27, 2005 by Loeb Partners Corporation
        File No. 000-31127
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Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in their letter dated May 6, 2005 (the "Letter") relating to our above-captioned filing. Any references in this letter to the "Proxy Statement" refer to our Preliminary Proxy Statement on Schedule 14A, File Number 000-31127.

     The numbers of our responses correspond to the numbers of the comments in the Staff's Letter. The page numbers referenced below refer to the marked copy of the Proxy Statement.

General
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     Comment

1. We note that you disclose on page 1 that Loeb is the beneficial owner of 1,493,559 shares of common stock of Spartan. Please reconcile this disclosure with your security ownership disclosure in Annex A or advise.

     Response

     As reported in our Schedule 13D filed on April 28, 2005, the Loeb Entities are the aggregate beneficial owner of 1,493,559 shares of Spartan common stock. This includes: 88,394 shares held by Loeb Partners Corporation (which includes shares of common stock held for the account of one customer of Loeb Partners Corporation as to which it has investment discretion), 1,082,764 shares held by Loeb Arbitrage Fund, 101,042 shares held by Loeb Offshore Fund Ltd., 161,462 shares held by Loeb Marathon Fund LP and 59, 897 shares held by Loeb Marathon Offshore Fund, Ltd. Loeb Arbitrage Management, Inc. is the general partner of both Loeb Arbitrage Fund and Loeb Marathon Fund and as such may be deemed the beneficial owner of the shares held for the account of each of them. However, Loeb Arbitrage Management, Inc. is not the direct beneficial owner of any Spartan shares and as such the 1,244,266 shares attributed to such entity have already been included in calculating the total shares beneficially owned by the Loeb Entities. We have amended the Proxy Statement to clarify this. Please see page A-2 of the Proxy Statement.

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Securities and Exchange Commission
May 16, 2005
Page 2

Voting Procedures
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     How will my shares be voted?

     Comment

2. We note that if a proxy is submitted without instructions, your representatives will vote "for" the two Loeb nominees and will "abstain" with respect to other matters to be voted on at the annual meeting. We also note that submitting the gold proxy card will entitle your representatives to vote the shares in accordance with their discretionary authority on matters not described in this proxy statement. Please reconcile your statements or advise.

     Response

     Currently, we intend to "abstain" with respect to other matters set forth in Spartan's proxy statement but have our representatives vote the proxies in accordance with their discretionary authority on matters that may arise at the meeting but are not set forth in Spartan's proxy statement. We have amended the Proxy Statement to clarify this. Please see page 6 of the Proxy Statement.

     Notwithstanding the foregoing, if in fact the Spartan proxy statement sets forth additional matters to be considered at the meeting, we may decide to seek authority to vote the proxies in favor or against such other matters. If, after the Spartan proxy statement is filed, we decide to seek such additional authority, we will revise our proxy materials accordingly. We have added a footnote to our Proxy Statement to apprise shareholders of this possibility. Please see page 1 of the Proxy Statement.

     Comment

3. As noted in comment 2 above, it appears that you plan to use discretionary authority on matters not described in this proxy that may arise at the 2005 annual meeting. Please advise whether you plan to revise your proxy card and the disclosure in your proxy statement to address the matters that will be presented in Spartan's 2005 proxy statement. In this regard, we remind you that discretionary authority is not available to Loeb for matters that are known a reasonable time before the solicitation.

     Response

     Please see the response to comment #2 above.

     Comment

4. Please advise whether your proxy card will be revised to afford security holders an opportunity to vote for a Spartan nominee to fill the third board seat. See Rule 14a-4(d)(4) and SEC Release No. 34-31326. To the extent that Loeb does not intend to afford security holders an opportunity to vote for any of the Spartan nominees, please revise the

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Securities and Exchange Commission
May 16, 2005
Page 3

     proxy card and proxy statement to specifically state that security holders executing Loeb's proxy card will effectively be precluded from voting for a Spartan nominee to fill the third board seat. If you do not agree that security holders would be so disenfranchised, provide us with state law authority that would support a conclusion that security holders could validly execute the proxy card of Spartan and Loeb.

     Response

     In accordance with Rule 14a-4(d)(4), we have revised our proxy card to afford security holders an opportunity to vote for a Spartan nominee to fill the third board seat. Please see page Appendix-2 of the proxy card.

Annex A
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     Information  Concerning Loeb and Other  Participants in its Solicitation of
     Proxies

     Comment

5. Please revise to definitively indicate that all of the Loeb Entities are deemed a participant, as it appears inappropriate to indicate that such persons "may be deemed" participants in this solicitation. In this regard, see Instruction 3 to Item 4 of Schedule 14A. Also, confirm that the preliminary proxy statement includes all Item 4(b) and 5 (b) information with respect to each participant. For example, it does not appear that you include the business address of Loeb or any of the Loeb Entities.

     Response

     We have amended the Proxy Statement to address the Staff's comment. Please see page A-1 of the Proxy Statement.

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Securities and Exchange Commission
May 16, 2005
Page 4

     Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact our outside counsel, Patrick Dooley of Akin Gump Strauss Hauer & Feld LLP, at (212) 872-1080 or, in his absence, David Bersh at (212) 872-8056.

                                                       Sincerely,

                                                       /s/ Thomas L. Kempner

                                                       Thomas L. Kempner